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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65239

SEC
Mail Processing
Section

APR 20 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Montrose Boulevard, Suite 200
(No. and Street)

Houston (City) Texas (State) 77006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark F. Hansen (713) 333-5445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

m

OATH OR AFFIRMATION

I, Mark F. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark F. Hansen
Signature

Chief Financial Officer
Title

Heather Deen
Notary Public

HEATHER DEEN
MY COMMISSION EXPIRES
OCTOBER 20, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Partners
Quantlab Securities, LP:

We have audited the accompanying statements of financial condition of Quantlab Securities, LP (a Delaware limited partnership) as of December 31, 2008 and 2007, and the related statements of income, partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantlab Securities, LP at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P. C.

Houston, Texas
April 11, 2009

QUANTLAB SECURITIES, LP

Statements of Financial Condition

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 14,865,986	9,371,406
Receivable from:		
Clearing organization	447,772	287,440
Other brokers or dealers	322,739	481,696
Total receivable from broker dealers	770,511	769,136
Prepaid expenses	34,716	414,809
	$ 15,671,213	10,555,351
Liabilities and Partners' Capital		
Accounts payable and accrued expenses	$ 9,824,151	7,413,959
Partners' capital:		
General partner	52,911	36,826
Limited partners:		
Limited partnership interest	4,315,322	2,787,298
Class B limited partnership interest	1,316,001	218,778
Class C limited partner	162,828	98,490
Total limited partners	5,794,151	3,104,566
Total partners' capital	5,847,062	3,141,392
	$ 15,671,213	10,555,351

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statements of Income

Years ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Commissions	$ 177,440,713	103,893,475
Less reimbursable costs	(151,974,069)	(84,239,105)
Interest	270,765	223,529
	25,737,409	19,877,899
Expenses:		
Clearing charges	7,970,543	8,378,061
Routing	141,035,019	74,116,062
Management services	5,716,873	5,465,310
Software royalty	10,800,000	10,800,000
Connectivity and data feeds	3,347,980	1,899,091
Regulatory fees and assessments	2,134,497	1,183,051
Personnel	3,591,122	1,539,744
Professional fees	33,445	37,310
Other operating expenses	9,551	10,201
Less reimbursable costs subtracted above	(151,974,069)	(84,239,105)
	22,664,961	19,189,725
Income before income taxes	3,072,448	688,174
Provision for income taxes	148,000	202,000
Net income	$ 2,924,448	486,174

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statements of Partners' Capital

Years ended December 31, 2008 and 2007

	General partner	Limited partners	Total
Balance at December 31, 2006	$ 44,652	5,465,405	5,510,057
Distributions	(10,500)	(2,844,339)	(2,854,839)
Net income	2,674	483,500	486,174
Balance at December 31, 2007	36,826	3,104,566	3,141,392
Distributions	-	(218,778)	(218,778)
Net income	16,085	2,908,363	2,924,448
Balance at December 31, 2008	$ 52,911	5,794,151	5,847,062

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statements of Cash Flows

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 2,924,448	486,174
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing organization	(160,332)	173,103
Receivable from other brokers or dealers	158,957	187,424
Prepaid expenses	380,093	(394,485)
Increase (decrease) in operating liabilities:		
Payable to clearing organization	-	(4,667)
Accounts payable and accrued expenses	2,410,192	5,332,927
Total adjustments	2,788,910	5,294,302
Net cash provided by operating activities	5,713,358	5,780,476
Cash flows from financing activities - distributions to partners	(218,778)	(2,854,839)
Net increase in cash	5,494,580	2,925,637
Cash at beginning of year	9,371,406	6,445,769
Cash at end of year	$ 14,865,986	9,371,406

The accompanying notes are an integral part of these financial statements.

(1) Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a) Quantlab Securities, LP (The Partnership) was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Partnership's office is located in Houston, Texas.

The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065

(b) The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by other broker-dealers and Quantlab Capital Management, Ltd. (QCM), on a fully disclosed basis. QCM, a Cayman Islands exempted company, is registered in the U. S. as an investment adviser under the Investment Advisers Act of 1940. Two limited partners of the Partnership also have a beneficial interest in QCM.

The Partnership's agreement with QCM provides for a fixed fee per trade, subject to a maximum per month, plus reimbursement for all costs the Partnership incurs in executing securities transactions under the agreement for QCM. The maximum per month of $1,500,000 at December 31, 2008, was increased to $1,750,000 per month beginning January 1, 2009. QCM reimbursed the Partnership for costs directly related to executing securities transactions for QCM as follows:

	2008	2007
Clearing charges	$ 7,229,906	8,064,172
Routing	140,249,394	73,768,980
Connectivity and data feeds	2,573,963	1,383,533
Regulatory fees and assessments	1,920,806	1,022,420
Reimbursed costs	$ 151,974,069	84,239,105

(1) Organization, Nature of Business and Summary of Significant Accounting Policies, continued

The Partnership determined in 2008, that it should reflect the reimbursed costs as a reduction of revenue and expense. The change has no effect on net income. The statement of income for 2007 has been reclassified to conform to the 2008 presentation.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a trade date basis at December 31, 2008 and 2007.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less. The Partnership paid no interest expense in 2008 or 2007, and paid no income tax in 2007. The Partnership paid income taxes of $110,940 in 2008.

(f) The Partnership maintains its cash in bank deposit accounts which exceed Federal insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) The Partnership is not a taxpaying entity for Federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for Federal income taxes in the Partnership's financial statements. At December 31, 2008 and 2007, there were no material differences between the tax basis and reported amounts of the Partnership's assets.

(h) The Partnership has agreements with two clearing organizations whereby the organizations perform clearing functions for all security transactions with customers and broker-dealers.

(1) Organization, Nature of Business and Summary of Significant Accounting Policies, continued

(i) Quantlab Financial, LLC (QLF), a Delaware limited liability company and sole parent of QCM, provides the Company management services, office facilities and pays various overhead expenses on behalf of the Partnership. The monthly fees for management services are adjustable every six months. The monthly fees, including allocated personnel expenses were as follows for 2008 and 2007:

January 1, 2007 - June 30, 2008	375,000
July 1, 2008 - December 31, 2008	550,000

The management fee is required to be waived by QLF to the extent it would cause the Partnership's net capital to fall below $30,000. The Partnership incurred management services expense of $5,716,873 and $5,465,310 in 2008 and 2007, including fees for certain additional services. Allocated personnel expense, in addition to the fee for management services amounted to $3,591,122 and $1,539,744 in 2008 and 2007, respectively.

(2) Income taxes

The Partnership is subject to a Texas gross margin tax as a limited liability entity under state law. The tax is 1% of gross revenue, less the larger of cost of sales, employee compensation or a statutory exclusion of 30%. The tax is accounted for as an income tax under generally accepted accounting principles.

(3) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2008, the Partnership had net capital of $5,812,050 which exceeded its required net capital of $654,943 by $5,157,107. The Partnership's agreement with its clearing broker requires net capital of not less than $150,000. Additionally, the Partnership has verbally committed to its clearing brokers to maintain clearing deposits of not less than $1,500,000, collectively. The Partnership's ratio of aggregate indebtedness to net capital was 1.69 to 1. There were no liabilities subordinated to the claims of general creditors during 2008.

(4) Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B and Class C). Losses of the Partnership are allocated to the partners, other than Class B and Class C limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners).

(5) Related Party Transactions

The Partnership has entered into license agreements with Emergent Partners, LP and Resonant Partners, LP. Two limited partners of the Partnership also have a beneficial interest in Resonant. The agreements are for certain proprietary software technology for which the Partnership pays a monthly fee. The license fees are adjustable upon agreement of the Partnership and the respective company. The fee was $300,000 per month to Emergent Partners, LP through February 2007. The fee to Resonant Partners, LP was $600,000 per month through February 2007. The fee to Resonant Partners is $900,000 per month beginning March 1, 2007. The Partnership paid software royalties under the agreements of $600,000 to Emergent Partners, LP in 2007, and $10,800,000 and $10,200,000 to Resonant Partners, LP in 2008 and 2007, respectively. The Partnership also paid fees for management services and personnel expense to Quantlab Financial, LLC of $9,307,995 and $7,005,054 in 2008 and 2007, respectively. Commission revenue earned on related party trades amounted to approximately $169,700,000 and $100,100,000 in 2008 and 2007, respectively.

(6) Concentrations of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

(7) Subsequent Events

The Partnership distributed $1,316,001 on March 17, 2009, to its Class B limited partners.

QUANTLAB SECURITIES, LP

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net capital:	
Total partners' equity	$ 5,847,062
Less nonallowable assets:	
Accounts receivable	296
Prepaid expenses	34,716
	35,012
Net capital	$ 5,812,050
Aggregate indebtedness - Items included in statement of financial condition - total liabilities	$ 9,824,151
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 654,943
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 654,943
Net capital in excess of required minimum	$ 5,157,107
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 4,829,635
Ratio of aggregate indebtedness to net capital	1.69 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2008.

QUANTLAB SECURITIES, LP

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2008

The Partnership is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

As of and for the year ended December 31, 2008, the Partnership has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Quantlab Securities, LP:

In planning and performing our audit of the financial statements of Quantlab Securities, LP (the Partnership), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose on expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Quantlab Securities, LP for the year ended December 31, 2008, and this report does not affect our report thereon dated April 11, 2009.

> The Partnership does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Partnership and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P. C.

Houston, Texas
April 11, 2009

QUANTLAB SECURITIES, LP

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2008 and 2007

CONKLIN HRUZEK & CO., P.C.